50 1/11/2005

05035535

AM 1-10-2005

SECURITI[illegible] ... ION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3234-0123
Expires: October 31, 2004
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 49804

RECEIVED JAN 06 2005 179 SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Malachi Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Ponce de Leon Avenue, Suite 102
(No. and Street)

Atlanta	GA	30308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED JAN 13 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Porter Bingham**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **The Malachi Group, Inc.**, as of **September 30**, **2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public, Cobb County, Georgia
My Commission Expires March 27, 2008

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE MALACHI GROUP, INC.
FINANCIAL STATEMENTS AND SCHEDULES
For the Years Ended
September 30, 2004 and 2003
With Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

Stockholder and Board of Directors
of The Malachi Group, Inc.

We have audited the accompanying statement of financial condition of The Malachi Group, Inc., a wholly-owned subsidiary of Malachi Holdings, Inc., as of September 30, 2004 and 2003 and the accompanying statements of operations, cash flows and stockholder's equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As shown on the financial statements, the Company incurred losses of $550,260 and $424,683 during the years ended September 30, 2004 and 2003 and the Company has a significant net capital deficit at September 30, 2004. In addition, the Company's largest asset at September 30, 2004, a certificate of deposit for $200,000, is unavailable for net capital purposes and to creditors of the Company as it is pledged as collateral on a note payable by Malachi Holdings, Inc. These factors, among others discussed in Notes D and F to the financial statements, raise substantial doubt as to whether the Company will be able to remain in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In our opinion, except for the effects of the matters discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of The Malachi Group, Inc. as of September 30, 2004 and 2003 and for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

November 29, 2004
Atlanta, Georgia

THE MALACHI GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 609	$ 3,253
Advances to brokers	32,600	3,886
Due from clearing broker-dealer	6,236	16,619
Other receivables	50,810	10,436
Deposit with clearing broker-dealer	94,188	100,000
Prepaid expenses	7,085	48
Marketable securities	2,175	2,655
Note receivable	-	250,000
Certificate of deposit - restricted	200,000	-
Total assets	$ 393,703	$ 386,897

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2004	2003
Liabilities		
Bank overdraft	$ 34,476	$ 43,972
Accounts payable	80,951	49,973
Due to clearing broker-dealer	6,675	20,563
Accrued commissions and wages	69,495	19,168
Payroll taxes accrued and withheld-past due	288,048	116,873
Total liabilities	479,645	250,549
Stockholder's equity (deficit):		
Common stock, no par value $.01 stated value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,859,070	1,531,100
Retained earnings (deficit)	(1,946,012)	(1,395,752)
Total stockholder's equity (deficit)	(85,942)	136,348
	$ 393,703	$ 386,897

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
REVENUES		
Commissions	$ 814,250	$ 1,107,625
Trading	58,266	262,169
Investment banking	391,431	234,091
	1,263,947	1,603,885
EXPENSES		
Employee compensation and benefits	844,310	875,532
Clearing costs and payments to other broker-dealers	167,614	425,148
Communications	20,856	21,730
Occupancy	1,628	6,943
Management fees	339,449	454,726
Writedown of note receivable	250,000	-
Other operating expenses	190,350	229,405
Total expenses	1,814,207	2,013,484
NET LOSS BEFORE INCOME TAXES	(550,260)	(409,599)
INCOME TAX EXPENSE (BENEFIT)	-	-
NET LOSS	$ (550,260)	$ (409,599)

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED EARNINGS	TOTAL STOCKHOLDER'S
	SHARES	AMOUNT	CAPITAL	(DEFICIT)	EQUITY
Balance, September 30, 2002	100,000	$ 1,000	$1,196,100	$ (986,153)	$ 210,947
Capital contributions from parent:					
Cash			85,000		85,000
Note receivable			250,000		250,000
Net loss				(409,599)	(409,599)
Balance, September 30, 2003	100,000	1,000	1,531,100	(1,395,752)	136,348
Capital contributions from parent					
Cash			127,970		327,970
Certificate of deposit-restricted			200,000		
Net loss				(550,260)	(535,260)
Balance, September 30, 2004	100,000	$ 1,000	$1,859,070	$(1,946,012)	$ (85,942)

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (550,260)	$ (409,599)
Adjustments to reconcile net income to net cash provided by operating activities:		
Chargeoff of note receivable	250,000	-
Chargeoff of deposits	-	8,066
Depreciation and amortization expense	-	1,593
Decrease in due from clearing broker dealer	10,383	117,644
Decrease (increase) in other receivables	(40,374)	11,016
Decrease (increase) in prepaid expenses	(7,037)	5,018
Increase (decrease) in bank overdraft	(9,496)	34,954
Increase in advance to broker	(28,714)	-
Increase in accounts payable	30,978	9,669
Increase (decrease) in due to clearing broker-dealer	(13,888)	16,083
Increase in accrued commissions	50,327	13,732
Increase in payroll taxes accrued and withheld	171,175	106,839
Net cash used by operating activities	(136,906)	(84,985)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Other	-	1,114
Proceeds from capital contributions	127,970	85,000
Net cash provided by financing activities	127,970	86,114
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease (increase) in marketable securities	480	(1,851)
Deposit with clearing broker dealer	5,812	-
Net cash provided (used) by investing activities	6,292	(1,851)
NET INCREASE (DECREASE) IN CASH	(2,644)	(722)
CASH AND CASH EQUIVALENTS:		
At beginning of year	3,253	3,975
At end of year	$ 609	$ 3,253

THE MALACHI GROUP, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
SUPPLEMENTARY INFORMATION:		
Interest paid	$ -	$ 4,000
Non-cash transaction:		
Capital contribution of note receivable	$ -	$ 250,000
Capital contribution of certificate of deposit-restricted	$ 200,000	$ -

The accompanying notes are an integral part of these financial statements.

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2004 and 2003

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company was incorporated in Georgia on October 25, 1996 and is a wholly-owned subsidiary of Malachi Holdings, Inc. ("MHI").

The Company's primary activities are brokerage of securities and investment banking services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The company maintains its bank accounts at high quality institutions. Bank balances at times, may exceed federally insured limits.

Revenues: Commission income and expenses are recorded on a trade date basis. Securities transactions of the Company are also recorded on a trade date basis.

Securities: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes: The Company is included in the consolidated federal income tax return filed by MHI. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax provision or benefit is transferred to or received from MHI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

NOTE B – RELATED PARTIES

The Company has a management agreement with MHI. Management fees for 2004 and 2003, which are discretionary, were approximately $339,000 and $445,000, respectively. MHI pays certain general and administrative expenses for the Company and provides the Company with the use of office facilities and certain office equipment which are leased by MHI. See Note D.

MHI's sole source of revenues during 2004 and 2003 was management fees from the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

NOTE C – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency or principal transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE D – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had a net capital deficit of $593,900 which was $693,900 below its required net capital of $100,000.

NOTE D – NET CAPITAL REQUIREMENTS (CONTINUED)

In October 2003, the National Association of Securities Dealers issued Notice to Members Number 03-63, Expense-Sharing Arrangements ("Notice"), that provides guidance on the recording of expenses and liabilities by broker-dealers. The Notice requires that a broker-dealer make a record of each expense incurred relating to its business when a third party has furnished the goods or services or has paid or has agreed to pay the expense or liability, whether or not the recording of the expense is required by GAAP and whether or not any liability relating to the expense is considered a liability of the broker-dealer for net capital purposes. In computations of net capital the broker-dealer must reduce its net worth by its actual expenses as if there was no expense agreement. As discussed in Note B to the financial statements, MHI among other things provides the Company with office facilities and borrows money for capital contributions in exchange for periodic discretionary management fees. The unaudited statement of operations of MHI for its fiscal year ended September 30, 2004 is summarized as follows:

Management fee income		$ 340,000
Expenses:	Interest	128,000
	Occupancy	165,000
	Other	269,000
Total expenses		602,000
Net loss		$ (222,000)

As required by the aforementioned Notice, the net loss of MHI has been deducted from stockholder's equity in the accompanying computation of net capital.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

	2004	2003
Current income taxes	$ -	$ -
Deferred income taxes	-	-
Income tax expense	$ -	$ -

Deferred income taxes are recognized for the effects of net operating loss carryforwards for income tax purposes and temporary differences between the basis of assets and liabilities for financial and income tax purposes.

NOTE E – INCOME TAXES (CONTINUED)

Significant components of deferred tax assets are as follows:

	2004	2003
Deferred tax assets arising from net operating losses	$ 425,000	$ 335,000
Deferred tax valuation allowance	(425,000)	(335,000)
Net deferred tax asset	$ -	$ -

The Company has recorded a valuation allowance for the deferred tax asset at September 30, 2004 and 2003, equal to the deferred tax asset because it is more likely than not that the net operating loss carry forward will not be realized before it expires in various years to 2024.

At September 30, 2004, the Company has a net operating loss carryforward to future years, which may be used to offset future taxable income, of approximately $1,700,000, which expires in 2024.

NOTE F – GOING CONCERN

The Company incurred operating losses for the years ended September 30, 2004 and 2003 of $550,260 and $424,683 and the Company and its parent, MHI, are unable to pay their obligations to creditors as they become due, including obligations to taxing authorities for payroll taxes accrued and withheld. In addition, the Company's largest asset, a certificate of deposit for $200,000 is pledged as collateral on a note payable to the issuing bank owed by MHI and is not available to creditors or as an allowable asset in the Company's computation of net capital (See Note D). The Company has a net capital deficit at September 30, 2004 and may lose its license to operate as a registered broker-dealer (See Note D). At September 30, 2004, MHI has been sued by a creditor who is seeking repayment of a loan to MHI for $825,000. The Company is dependent on capital contributions from MHI to fund its losses and meet its net capital requirements (See Note D). These conditions raise substantial doubt about the Company's ability to continue as a going concern as of September 30, 2004.

NOTE G – CONCENTRATION

Approximately 14% and 21% of commission revenue earned in 2004 and 2003, respectively, arose from transactions for a single customer.

Approximately 93% of investment banking revenue earned in 2004 arose from transactions for two customers.

THE MALACHI GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2004 and 2003

NOTE H – ADVERTISING

The Company incurred approximately $5,000 and $26,000 of advertising expense during 2004 and 2003, respectively.

NOTE I – LITIGATION

The Company is engaged in litigation as defendant in the ordinary course of business. At September 30, 2004, the Company has two active cases with regulatory authorities. The estimated cost of settling these matters of $15,000 has been accrued in the accompanying financial statements.

In addition, at September 30, 2004, there are two active cases where parties purchasing a total of $200,000 of securities offered pursuant to underwritings in which the Company participated allege that they were unqualified to purchase the securities and are seeking refunds of their purchases. The Company's liability from these matters is not determinable at September 30, 2004 and therefore, nothing has been accrued in the accompanying financial statements.

At September 30, 2003, the Company had two active cases involving former brokers seeking commissions. The cost of settling these cases was $93,000.

NOTE J – NOTE RECEIVABLE

On May 15, 2003, the Company was awarded an "Investment Certificate" from Geneva Capital Partners LLC, a face certificate company. The certificate is, in effect, a note receivable backed solely by the assets of the issuing company. The issuing company has incurred significant losses during the most recent period for which financial statements are available. Since January 2004, the Company has attempted to collect the certificate. The value, if any, of the certificate at September 30, 2004 cannot be determined; therefore, the certificate has been charged to operations in the accompanying financial statements.

THE MALACHI GROUP, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934
September 30, 2004

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

THE MALACHI GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

September 30, 2004

Net Capital	
Total stockholder's deficit	$ (85,942)
Deduction, pursuant to financial responsibility rules, for expenses paid by MHI	222,000
Deduction for non-allowable assets:	
Certificate of deposit	200,000
Advances to brokers	32,600
Other receivables	45,560
Prepaid expenses	7,085
Non-allowable marketable securities	455
	285,700
Net capital (deficit) before haircuts	(593,642)
Less haircuts	(258)
Net capital (deficit)	$ (593,900)
Aggregate Indebtedness - liabilities	$ 479,645
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 100,000
Net capital (deficit)	$ (733,900)
Ratio of aggregate indebtedness to net capital	N.A.

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2004

Net capital as reported in FOCUS, Part IIA	$ 199,017
Audit adjustments	
To adjust other receivable to collectible amount	(261,354)
To record additional liabilities for payroll tax payment penalties	(25,068)
To record commissions payable	(69,495)
To adjust for expenses paid by MHI	(222,000)
To accrue estimated cost of settlement with regulators	(15,000)
To classify certificate of deposit as a non-allowable asset	(200,000)
Net capital (deficit) as reported above	$ (593,900)

THE MALACHI GROUP, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

THE MALACHI GROUP, INC.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT AS OF SEPTEMBER 30, 2004

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2004

The Company had no liabilities subordinate to claims and general creditors during the year.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owners of
THE MALACHI GROUP, INC.:

In planning and performing our audit of the financial statements of The Malachi Group, Inc. for the year ended September 30, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by The Malachi Group, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 29, 2004
Atlanta, Georgia

Rubio CPA PC

RUBIO CPA, PC